Exhibit 99.1

EARLY WARNING REPORT UNDER
NATIONAL INSTRUMENT 62-103

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

1.	Name and Address of the Offeror:

Rio Alto Mining Limited (the “Offeror”) Suite 1950, 400 Burrard Street Vancouver, British Columbia V6C 3A6

2.

Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction of occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On August 5, 2014, the Offeror acquired ownership and control of all of the issued and outstanding common shares (“Sulliden Shares”) in the capital of Sulliden Gold Corporation Ltd. (“Sulliden”), being 315,908,932 Sulliden Shares, pursuant to an arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”).

3.

Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the new release:

Following the completion of the Arrangement, the Offeror owns and controls 100% of the issued and outstanding Sulliden Shares.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)	the offeror, either alone or together with any joint actors, has ownership and control,

See paragraph 3.

(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

Not applicable.

(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	(a)	Name of the market in which the transaction or occurrence that gave rise to the news release took place:

The transaction giving rise to this Report was undertaken by way of a plan of arrangement under the OBCA on August 5, 2014.

(b)

Value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence that gave rise to the obligation to file a news release:

The Offeror acquired the 315,903,932 Sulliden Shares in exchange for common shares in the capital of the Offeror (“Rio Alto Shares”) on the basis of 0.525 of one Rio Alto Share for every one (1) Sulliden Share. In addition, shareholders of Sulliden also received 0.10 of one common share of SpincCo for each Sulliden Share held

6.

Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired all of the Sulliden Shares in order to complete its acquisition of Sulliden pursuant to the Arrangement.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The Arrangement Agreement provided for a court-approved plan of arrangement under section 182 of the OBCA pursuant to which, among other things, Rio Alto acquired all of the issued and outstanding shares of Sulliden in exchange for the consideration set out above in paragraph 5(b).

8.	The names of any joint actors in connection with the disclosure required hereby:

None.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

Not applicable.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

Not applicable.

11.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

Not applicable.

DATED this 7th day of August, 2014.

RIO ALTO MINING LIMITED

	Per:	(Signed) “Kathryn Johnson”
Kathryn Johnson
Chief Financial Officer